Exhibit 99.2

News

RiT TECHNOLOGIES NAMES EYRAN AYZIK AS NEW CFO

-- Simona Green To Step Down After 5 Years As CFO, 9 Years At RiT -

Tel Aviv, Israel – January 26, 2010 – RiT Technologies (NASDAQ: RITT), today announced that Ms. Simona Green, RiT’s CFO since 2003, has communicated her intention to step down from her position on February 26 to pursue other opportunities, and that the Company has named Mr. Eyran Ayzik to become its new CFO on March 1st.

“I would like to take this opportunity to express our sincere thanks to Simona, who has served RiT with great dedication and professional skill through nine years of both exciting and challenging times, and to wish her the very best of luck in the future,” commented Mr. Avi Kovarsky, President and CEO of RiT.

Mr. Eyran Ayzik, CPA, has over 25 years of business experience in a variety of managerial and CFO roles in Israeli high tech companies. Prior to joining RiT, he served as Chairman of Omnilogos (Medilogos) Ltd., a software company that develops decision support solution for the medical market, and CEO of Leprechaun Technologies Ltd, a software company developing speech recognition software. Previously, he was a partner, VP and CFO, of The Challenge Fund - Etgar L.P., a $245 million investment fund. He was also the CFO of Dovrat, Shrem & Co. Ltd., a TASE-traded Israeli holding company, and a senior partner at Haft & Haft, a major Israeli accounting firm. Mr. Ayzik holds dual B.A. degrees in economics and accounting from Tel-Aviv University and is a Certified Public Accountant (CPA) in Israel.

Mr. Kovarsky continued, “We are very pleased to welcome Eyran to the RiT team. With proven abilities, expertise in global capital markets and experience in M&A transactions, we are confident that he will make a significant contribution and maintain tight financial control as we continue to shape and carry out our strategies.”

Mr. Eyran Ayzik added, “I am excited to join RiT as it continues to execute its turnaround. I look forward to participating as a full team member and to help build RiT to its full potential.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

 RiT Technologies Ltd.